

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2021

Gary Wunderlich
President
Live Oak Crestview Climate Acquisition Corp.
40 S Main Street, #2550
Memphis, TN 38117

> **Re: Live Oak Crestview Climate Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2021**
> **File No. 333-253895**

Dear Mr. Wunderlich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary, page 1

1.   Please identify the affiliate of Crestview that is a managing member of your sponsor here and in the principal stockholders table and describe the nature of the affiliation.

Founder Shares, page 19

2.   We note your disclosure regarding the percentage of public shares sold in the offering that would need to be voted in favor of an initial business combination in order to have the initial business combination approved. Please also include disclosure here, and elsewhere where you discuss the percentages, that it is possible that no votes from other public shareholders would be required to approve your initial business combination if the anchor investor purchases units and votes them in favor of the business combination, as disclosed

at page 83, under "Related Party Transactions."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michelle Miller at 202-551-3368 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance